Nestlé

SUPPL

[redacted]

07023051

PRESS RELEASE

RECEIVED
2007 MAY -1 P 1:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Strong Majority For All Board Proposals at Nestlé Annual General Meeting

Lausanne, April 19, 2007 – 2 405 shareholders attended the Nestlé S.A. Annual General Meeting today in Lausanne. They represented 31.65 percent of the total capital and 48.97 percent of the shares entitled to vote. All proposals of the Board of Directors were voted with strong majorities. The annual report and the accounts were approved, and the shareholders agreed to the release of the Board of Directors and the Executive Board. Shareholders further approved the proposed dividend increase to CHF 10.40 per share, up 15.5 percent over last year. They also gave their assent to the reduction in the share capital by CHF 7 663 200 through the cancellation of a corresponding number of registered shares following completion of their buy-back in 2006.

Shareholders further re-elected as members of the Board of Directors Mr. Peter Brabeck-Letmathe for a full 5-year term and Lord George for a 4-year term.

For the year to come, the different Committees of the Board are composed as follows:

Chairman's and Corporate Governance Committee:	Messrs. Brabeck-Letmathe, Koopmann, Hänggi, Lord George, Villiger
Finance Committee:	Messrs. Hänggi, Lord George, Villiger
Audit Committee:	Messrs. Hänggi, Meyers, Villiger, Kudelski
Compensation and Nomination Committee:	Messrs. Böckli, Koopmann, Lord George, Borel

PROCESSED
MAY 0 3 2007
THOMSON FINANCIAL

The Chairman's address can be read on the Nestlé corporate website under "Media Center"
http://www.nestle.com/Media_Center/Speeches_Statements/Speeches+and+Statements.htm

Contacts:	***Media:***	*François-Xavier Perroud*	*Tel.:* +41-21-924 2596
	Investors:	*Roddy Child-Villiers*	*Tel.:* +41-21-924 3622

END